2/16

057244

Follow-Up Materials


05009020

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-5 FISCAL YEAR: ______

(03/94)


RECD S.E.C.
FEB 14 2005
1086

INTERNATIONAL FINANCE CORPORATION


IFC
INTERNATIONAL FINANCE CORPORATION

Condensed Quarterly Financial Statements
December 31, 2004
(Unaudited)

CONDENSED FINANCIAL STATEMENTS

December 31, 2004 (unaudited)

Contents

INTERNATIONAL FINANCE CORPORATION

CONDENSED BALANCE SHEET

as of December 31, 2004 (unaudited) and June 30, 2004

(US$ millions)

	December 31	June 30
Assets		
Due from banks	$ 114	$ 74
Time deposits	1,596	2,387
Trading securities	14,523	12,842
Securities purchased under resale agreements	6,928	3,094
Loans and equity investments disbursed and outstanding – Note B		
Loans	10,135	9,753
Equity investments	2,700	2,559
Total loans and equity investments	12,835	12,312
Less: Reserve against losses on loans and equity investments	(1,864)	(2,033)
Net loans and equity investments	10,971	10,279
Derivative assets	2,017	1,092
Receivables and other assets	2,798	2,593
Total assets	**$ 38,947**	**$ 32,361**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 9,214	$ 4,329
Borrowings withdrawn and outstanding		
From market sources	17,265	16,157
From International Bank for Reconstruction and Development	75	97
Total borrowings	17,340	16,254
Derivative liabilities	1,876	1,549
Payables and other liabilities	1,944	2,447
Total liabilities	30,374	24,579
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each		
Subscribed	2,362	2,362
Less: Portion not yet paid	-	(1)
Total capital stock	2,362	2,361
Payments received on account of pending subscriptions	-	1
Accumulated other comprehensive income	2	2
Retained earnings	6,209	5,418
Total capital	8,573	7,782
Total liabilities and capital	**$ 38,947**	**$ 32,361**

The notes to financial statements are an integral part of these statements.

CONDENSED INCOME STATEMENT

for the three and six months ended December 31, 2004 (unaudited) and December 31, 2003 (unaudited)

(US$ millions)

	Three months ended December 31,		Six months ended December 31,	
	2004	2003	2004	2003
Interest income				
Interest and financial fees from loans	$ 158	$ 126	$ 303	$ 244
Interest from time deposits and securities	119	61	240	119
Total interest income	**277**	**187**	**543**	**363**
Interest expense				
Charges on borrowings	67	34	118	71
Total interest expense	**67**	**34**	**118**	**71**
Net interest income	**210**	**153**	**425**	**292**
Net losses on trading activities	(3)	(46)	(54)	(53)
Income from equity investments – Note E	286	128	409	203
Release of provision for losses on loans, equity investments and guarantees – Note B	104	30	110	127
Net income from loans, equity investments and trading activities	**597**	**265**	**890**	**569**
Noninterest income				
Service fees	7	5	15	11
Translation adjustments, net	4	6	1	12
Other income	12	9	20	14
Total noninterest income	**23**	**20**	**36**	**37**
Noninterest expense				
Administrative expenses – Note F	107	94	211	185
Pension and other postretirement benefit plan expense	4	5	7	10
Contributions to special programs	-	3	-	22
Other expenses	-	1	1	2
Total noninterest expense	**111**	**103**	**219**	**219**
Income before expenditures for technical assistance and advisory services and net gains on other financial instruments	**509**	**182**	**707**	**387**
Expenditures for technical assistance and advisory services – Note G	22	-	41	-
Net gains on other financial instruments – Note D	64	20	125	19
Net income	**$ 551**	**$ 202**	**$ 791**	**$ 406**

The notes to financial statements are an integral part of these statements.

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

for the three and six months ended December 31, 2004 (unaudited) and December 31, 2003 (unaudited)

(US$ millions)

	Three months ended December 31, 2004	Three months ended December 31, 2003	Six months ended December 31, 2004	Six months ended December 31, 2003
Net income	$ 551	$ 202	$ 791	$ 406
Other comprehensive income				
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	-	-	-	(1)
Total comprehensive income	$ 551	$ 202	$ 791	$ 405

CONDENSED STATEMENT OF CHANGES IN CAPITAL

for the six months ended December 31, 2004 (unaudited) and December 31, 2003 (unaudited)

(US$ millions)

	Retained earnings						
	Undesignated	Designated for technical assistance and advisory services	Total	Accumulated other comprehensive income	Capital stock	Payments on account received of pending subscriptions	Total capital
At June 30, 2004	$ 5,193	$ 225	$ 5,418	$ 2	$ 2,361	$ 1	$ 7,782
Six months ended December 31, 2004							
Net income - Note G	832	(41)	791				791
Payments received for capital stock subscribed					1	(1)	-
At December 31, 2004	$ 6,025	$ 184	$ 6,209	$ 2	$ 2,362	$ -	$ 8,573
At June 30, 2003	$ 4,425	$ -	$ 4,425	$ 4	$ 2,360	$ -	$ 6,789
Six months ended December 31, 2003							
Net income	406	-	406				406
Other comprehensive loss				(1)			(1)
Payments received for capital stock subscribed					1		1
At December 31, 2003	$ 4,831	$ -	$ 4,831	$ 3	$ 2,361	$ -	$ 7,195

The notes to financial statements are an integral part of these statements.

CONDENSED STATEMENT OF CASH FLOWS

for the six months ended December 31, 2004 (unaudited) and December 31, 2003 (unaudited)

(US$ millions)

	2004	2003
Cash flows from loans and equity investment activities		
Loan disbursements	$ (1,458)	$ (1,208)
Equity disbursements	(317)	(163)
Loan repayments	1,178	930
Equity redemptions	9	1
Sales of loan and equity investments	450	386
Net cash used in investing activities	**(138)**	**(54)**
Cash flows from financing activities		
Drawdown of borrowings	742	1,437
Repayment of borrowings	(450)	(2,384)
Capital subscriptions	1	1
Net cash provided by (used in) financing activities	**293**	**(946)**
Cash flows from operating activities		
Net income	791	406
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized capital gains on equity sales	(256)	(118)
Unrealized income from LLPs and certain LLCs	(44)	-
Release of provision for losses on loans, equity investments and guarantees	(110)	(127)
Translation adjustments, net	(1)	(12)
Net gains on other financial instruments	(125)	(19)
Change in accrued income on loans, time deposits and securities	(251)	(69)
Change in payables and other liabilities	4,763	(1,452)
Change in receivables and other assets	(4,193)	1,326
Net cash provided by (used in) operating activities	**574**	**(65)**
Change in cash and cash equivalents	729	(1,065)
Effect of exchange rate changes on cash and cash equivalents	201	311
Net change in cash and cash equivalents	930	(754)
Beginning cash and cash equivalents	15,303	12,958
Ending cash and cash equivalents	**$ 16,233**	**$ 12,204**
Composition of cash and cash equivalents		
Due from banks	$ 114	$ 62
Time deposits	1,596	1,748
Securities held in trading portfolio	14,523	10,394
Total cash and cash equivalents	**$ 16,233**	**$ 12,204**
Supplemental disclosure		
Change in ending balances resulting from exchange rate fluctuations:		
Loans outstanding	$ 154	$ 98
Borrowings	(603)	(801)
Currency swaps	(1)	-

The notes to financial statements are an integral part of these statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association, and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP).

Financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The financial statements are presented in a manner consistent with the Corporation's audited financial statements as of and for the year ended June 30, 2004 and, in the opinion of the management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The Balance Sheet as of June 30, 2004, included for comparative purposes only, is derived from those audited financial statements. For further information, refer to the financial statements and notes thereto included in the Corporation's Annual Report for the fiscal year ended June 30, 2004.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2005.

Use of estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

As part of the ongoing compliance with US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), the Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at December 31, 2004 and June 30, 2004. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Originated loans - The Corporation originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in net gains and losses on other financial instruments in the income statement. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Equity investments - The Corporation invests for current income, capital appreciation, developmental impact or all three; the Corporation does not take operational, controlling or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees and as a limited partner in limited liability partnerships (LLPs) and limited liability companies (LLCs). Direct equity investments and certain investments in investment companies are carried at cost less impairment. The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133.

Reserve against losses on loans and equity investments - The Corporation recognizes portfolio impairment in the balance sheet through the reserve against losses on loans and equity investments, recording a provision or release of provision for losses on loans and equity investments in net income on a quarterly basis, which increases or decreases the reserve against losses on loans and equity investments.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Management determines the aggregate level of the reserve against losses on loans and equity investments, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans and equity investments reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower or the value of the company invested in and is established through review of individual loans and equity investments undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. A reserve against losses for an equity investment is established when a decrease in value of the equity investment has occurred which is considered other than temporary. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loan and Equity investments are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans and equity investments. Such reductions in the reserve are offset by recoveries associated with previously written-off loans and equity investments.

Revenue recognition on loans and equity investments - Interest income and commitment fees on loans are recorded as income on an accrual basis. All other fees are recorded as income when received in freely convertible currencies. The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the balance sheet.

Dividends and profit participations received on cost method equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income when received in freely convertible currencies or securities which are readily convertible into freely convertible currencies. Capital losses are recognized when incurred.

The Corporation's investments in limited liability partnerships (LLPs) and limited liability companies (LLCs) that maintain specific ownership accounts are accounted for under the equity method.

Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains. The cost recovery method is principally applied to the Corporation's investment in its unincorporated oil and gas joint ventures.

Guarantees – The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. This date is also the "inception" of the guarantee contract. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the commitment date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans and equity investments on the balance sheet. Commitment fees on guarantees are recorded as income on an accrual basis.

Funding Mechanism for Technical Assistance and Advisory Services - In FY04, IFC established a funding mechanism for technical assistance and advisory services. The funding mechanism is used to finance the Corporation's technical assistance and advisory activities. Amounts designated for technical assistance and advisory services are determined based on the Corporation's annual operating income in excess of $150 million, and contemplating the financial capacity and priorities of the Corporation. Expenditures for the various approved technical assistance and advisory projects are recorded as expenses in the Corporation's income statement in the year in which they occur and have the effect of reducing retained earnings designated for technical assistance and advisory services.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation, comprises: time deposits and

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in net gains and losses on trading activities. Interest on securities and amortization of premiums and accretion of discounts are reported in interest from time deposits and securities.

The Corporation classifies due from banks, time deposits and securities (collectively, cash and cash equivalents) as an element of liquidity in the statement of cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on other financial instruments in the income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management, derivative instruments and hedge accounting - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

All derivative instruments are recorded on the balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments and market borrowing transactions entered into on or after January 1, 1999 are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in net gains and losses on trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in other unrealized gains and losses on financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in net gains and losses on other financial instruments in the income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Lending activities The Corporation's policy is to closely match the currency, rate basis and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

Client risk management activities The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

Liquid asset portfolio management activities The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Resource mobilization - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. The disbursed and outstanding balances of the loan participations are not included in the Corporation's balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in income from (contributions to) Staff Retirement Plan and cost of (income from) other postretirement benefits, respectively, in the income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Accounting and financial reporting developments - On January 17, 2003, FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46).* During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46R).* FIN 46 and FIN 46R define certain "variable interest entities" (VIEs) and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. In addition, during 2004, numerous FASB Staff Positions (FSP) were issued related to FIN 46R. Enterprises are required to apply the provisions of FIN 46 to VIEs created after January 31, 2003. Entities with an interest in an entity that is

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

subject to FIN 46R and that is created after December 31, 2003 are required to apply the provisions of FIN 46R and related FSPs to that entity immediately. Nonpublic entities are required to apply the provisions of FIN 46R to all entities that are subject to FIN 46R by the beginning of the first annual period beginning after December 15, 2004. IFC applied FIN 46 to entities created after January 31, 2003 and applied FIN 46R to entities created after December 31, 2003. As a result of its analysis, IFC did not identify any material variable interests in VIEs created after January 31, 2003, and accordingly, no such entities have been consolidated into IFC's financial statements. Pursuant to the requirements for nonpublic entities (nonpublic entities as defined in SFAS No. 123, *Accounting for Stock-Based Compensation),* IFC is required to apply the provisions of FIN 46R to entities created before January 31, 2003 in its financial statements for the year ending June 30, 2006.

Emerging Issues Task Force (EITF) Issue No. 03-16, *Accounting for Investments in Limited Liability Companies* (LLC) expanded the use of the equity method to investments held in LLCs which maintain separate ownership accounts and in which the investor's investment is in excess of 3-5%. EITF 03-16 is effective for fiscal periods beginning after June 15, 2004. The Corporation does have investments in LLCs which maintain separate ownership accounts and has adopted the equity method of accounting for those investments.

In September 2004, FASB postponed certain paragraphs pertaining to the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.* EITF 03-1 was issued to clarify the meaning of "other-than-temporary impairment" and its application to investments classified as either available-for-sale or held-to-maturity under Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (including individual securities and investments in mutual funds), and investments accounted for under the cost method. Adoption of EITF 03-1, when it becomes effective, will likely result in a change in accounting principle for the Corporation as related to impairment of its equity investments carried at cost and/or classified as "available for sale." As a result of the FASB's deferral in September, 2004, the effective date of EITF 03-1 for IFC is uncertain.

In June, 2004, FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 02-14, *Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock If the Investor Has the Ability to Exercise Significant Influence Over the Operating and Financial Policies of the Investee.* EITF 02-14 defines features of certain financial instruments which are deemed to be "in substance" common shares, and which, therefore, must be included in the investor's analysis of total investment in an investee company for purposes of determining if the investor has the ability to exercise significant influence over the investee. EITF 02-14 is effective for IFC beginning October 1, 2004. The impact of adopting EITF 02-14 was not material to the Corporation's results of operations, financial position and cash flows.

In addition, during the six months ended December 31, 2004, FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and APB Opinions. The Corporation analyzed and impounded the new guidance, as appropriate, with no material impact on either the financial position or results of operations of the Corporation.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES

Loans on which the accrual of interest has been discontinued amounted to $954 million at December 31, 2004 ($1,121 million - June 30, 2004). Interest income not recognized on nonaccruing loans during the three months ended December 31, 2004 totaled $17 million ($30 million - three months ended December 31, 2003) and $36 million during the six months ended December 31, 2004 ($57 million - six months ended December 31, 2003). Interest collected on loans in nonaccrual status, related to current and prior years, during the three months ended December 31, 2004 was $8 million ($14 million - three months ended December 31, 2003) and $17 million during the six months ended December 31, 2004 ($23 million - six months ended December 31, 2003).

Changes in the reserve against losses for the six months ended December 31, 2004 and the year ended June 30, 2004 are summarized below (US$ millions):

	December 31, 2004	June 30, 2004
Beginning balance	$ 2,033	$ 2,625
Release of provisions for losses	(112)	(163)
Other adjustments	(57)	(429)
Ending balance	**$ 1,864**	**$ 2,033**

Release of provision for losses on loans, equity investments and guarantees in the income statement for the three months ended December 31, 2004 includes $6 million charge to income in respect of guarantees ($1 million release to income – three months ended December 31, 2003) and $2 million charge to income for the six months ended December 31, 2004 ($3 million release to income – six months ended December 31, 2003). At December 31, 2004 the accumulated reserve for losses on guarantees, included in the balance sheet in payables and other liabilities, was $18 million ($16 million - June 30, 2004).

Other adjustments comprise loan and equity investment write-offs and recoveries, reserves against interest capitalized as part of a debt restructuring, and translation adjustments.

NOTE C – GUARANTEES

Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by the Corporation generally have maturities consistent with those of the loan portfolio. Guarantees signed at December 31, 2004 totaled $1,031 million ($908 million – June 30, 2004). Guarantees of $314 million that were outstanding at December 31, 2004 ($315 million – June 30, 2004), were not included in loans on the Corporation's Balance Sheet. The outstanding amount represents the maximum amount of undiscounted future payments that the Corporation could be required to make under these guarantees.

NOTE D – NET GAINS ON OTHER FINANCIAL INSTRUMENTS

Net gains on other financial instruments for the three and six months ended December 31, 2004 and 2003 comprise (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2004	2003	2004	2003
Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	47	34	72	55
Change in fair value of derivative instruments, other than those associated with liquid asset investments, not designated as a hedge	18	(14)	55	(36)
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	(1)	-	(2)	(1)
Release from accumulated other comprehensive income of transition gain on cash flow-like hedges	-	-	-	1
Total net gains on other financial instruments	**$ 64**	**$ 20**	**$ 125**	**$ 19**

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the three and six months ended December 31, 2004 and 2003 comprise (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2004	2003	2004	2003
Realized capital gains on equity sales	175	84	256	118
Dividends and profit participations	68	47	117	90
Unrealized income from LLPs and certain LLCs	44	-	44	-
Net losses on equity-related derivatives	-	(2)	(7)	(4)
Custody and other fees	(1)	(1)	(1)	(1)
Total income from equity investments	$ 286	$ 128	$ 409	$ 203

Dividends and profit participations for the three months ended December 31, 2004 include $23 million ($15 million - three months ended December 31, 2003) and $52 million for the six months ended December 31, 2004 ($28 million – six months ended December 31, 2003) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

Income from Unrealized income from LLPs and certain LLCs results from the implementation of EITF 03-16 during the year ending June 30, 2005.

NOTE F – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of significant accounting and related policies."

An analysis of the Corporation's major components of income and expense by business segment for the three and six months ended December 31, 2004 and 2003 is given below (US$ millions):

	Three months ended December 31,					
	2004			2003		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 158	$ 119	$ 277	$ 126	$ 61	$ 187
Charges on borrowings	(58)	(9)	(67)	(7)	(27)	(34)
Net gains and losses on trading activities	-	(3)	(3)	-	(46)	(46)
Income from equity investments	286	-	286	128	-	128
Release of provision for losses	104	-	104	30	-	30
Service fees	7	-	7	5	-	5
Administrative expenses	(105)	(2)	(107)	(93)	(1)	(94)
Other noninterest income and expense	12	-	12	6	-	6
Income before expenditures for technical assistance and advisory services and net gains on other financial instruments	**404**	**105**	**509**	**195**	**(13)**	**182**
Expenditures for technical assistance and advisory services	(22)	-	(22)	-	-	-
Net gains on other financial instruments	8	56	64	8	12	20
Net income (loss)	$ 390	$ 161	$ 551	$ 203	$ (1)	$ 202

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

	Six months ended December 31;					
	2004			2003		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 303	$ 240	$ 543	$ 244	$ 119	$ 363
Charges on borrowings	(57)	(61)	(118)	(23)	(48)	(71)
Net gains and losses on trading activities	-	(54)	(54)	-	(53)	(53)
Income from equity investments	409	-	409	203	-	203
Release of (provision for) losses	110	-	110	127	-	127
Service fees	15	-	15	11	-	11
Administrative expenses	(208)	(3)	(211)	(182)	(3)	(185)
Other noninterest income and expense	13	-	13	(8)	-	(8)
Income before expenditures for technical assistance and advisory services and net gains (losses) on other financial instruments	**585**	**122**	**707**	**372**	**15**	**387**
Expenditures for technical assistance and advisory services	(41)	-	(41)	-	-	-
Net gains (losses) on other financial instruments	(5)	130	125	20	(1)	19
Net income	**$ 539**	**$ 252**	**$ 791**	**$ 392**	**$ 14**	**$ 406**

NOTE G – TECHNICAL ASSISTANCE AND ADVISORY SERVICES

During the year ended June 30, 2004, $225 million was designated for the funding mechanism for technical assistance and advisory services. There were no expenditures under the technical assistance and advisory services funding mechanism in the year ended June 30, 2004. As of June 30, 2004, the Board of Directors had approved $77 million in respect of proposed future technical assistance and advisory activities which were expected to be expended under the technical assistance and advisory services funding mechanism beginning in the years ending June 30, 2005 through June 30, 2009, including $43 million projected in the year ending June 30, 2005. Actual amounts expended may differ from projected amounts, both in terms of amount and timing. In the six months ended December 31, 2004, the Corporation has recorded expenditures for technical assistance and advisory services totaling $41 million. At December 31, 2004, retained earnings designated for technical assistance and advisory services totaled $184 million.

NOTE H – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Finance Corporation

We have reviewed the accompanying condensed balance sheet of the International Finance Corporation (IFC) as of December 31, 2004, and the related condensed income statements and statements of comprehensive income for the three- and six-month periods ended December 31, 2004 and December 31, 2003, and the condensed statements of changes in capital, and statements of cash flows for the six-month periods ended December 31, 2004 and December 31, 2003. These interim financial statements are the responsibility of the IFC's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet, including the statement of capital stock and voting power, of IFC as of June 30, 2004, and the related income statement, statement of comprehensive income, statement of changes in capital, and statement of cash flows for the fiscal year then ended (not presented herein); and in our report dated August 3, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Deloitte & Touche LLP

February 14, 2005

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestRate	SettleDate/ Maturity Date
For the Quarter Ending		**12/31/2004**			
New Market Borrowings					
05_09XXXXX	JPY	1,300,000,000.00	11,766,303.12	5.30	05-Oct-04
05_10XXXXX	JPY	1,000,000,000.00	9,009,819.89	5.00	06-Oct-04
05_11XXXXX	JPY	1,000,000,000.00	9,298,000.93	0.00	26-Oct-04
05_14XXXXX	JPY	5,000,000,000.00	47,238,887.05	2.40	11-Nov-04
05_15XXXXX	JPY	1,000,000,000.00	9,700,732.41	3.52	24-Nov-04
05_16XXXXX	JPY	1,000,000,000.00	9,722,424.77	5.30	01-Dec-04
05_17XXXXX	JPY	1,300,000,000.00	12,681,071.06	3.73	29-Nov-04
05_18XXXXX	JPY	1,000,000,000.00	9,759,906.30	5.00	06-Dec-04
05_19XXXXX	JPY	1,100,000,000.00	10,730,137.05	4.00	29-Nov-04
05_21XXXXX	JPY	6,500,000,000.00	62,698,948.59	2.65	29-Dec-04
	Total for Currency JPY	**20,200,000,000.00**	**192,606,231.17**		
05_22XXXXX	MYR	500,000,000.00	131,578,947.37	2.88	13-Dec-04
	Total for Currency MYR	**500,000,000.00**	**131,578,947.37**		
05_20XXXXX	USD	50,000,000.00	50,000,000.00	3.00	22-Nov-04
	Total for Currency USD	**50,000,000.00**	**50,000,000.00**		
05_12XXXXX	ZAR	800,000,000.00	129,343,096.00	7.00	10-Nov-04
05_13XXXXX	ZAR	800,000,000.00	129,343,096.00	8.00	10-Nov-04
	Total for Currency ZAR	**1,600,000,000.00**	**258,686,192.00**		
Total New Market Borrowings			**632,871,370.54**		
Matured Market Borrowings					
97_06XXXXX	EUR	49,578,704.95	66,375,970.19	6.38	20-Dec-04
	Total for Currency EUR	**49,578,704.95**	**66,375,970.19**		
02_52_B1XX	JPY	1,600,000,000.00	14,619,215.13	4.70	18-Oct-04
02_58_B1XX	JPY	1,000,000,000.00	9,298,433.21	6.00	25-Oct-04
02_69_B1XX	JPY	1,000,000,000.00	9,759,906.30	4.00	06-Dec-04
02_79_B1XX	JPY	3,000,000,000.00	28,728,752.69	4.00	17-Dec-04
	Total for Currency JPY	**6,600,000,000.00**	**62,406,307.33**		
00_15_B1XX	USD	5,649,717.55	5,649,717.55	6.37	10-Nov-04
00_26_B1XX	USD	5,747,126.45	5,747,126.45	5.00	15-Dec-04
02_67XXXXX	USD	100,000,000.00	100,000,000.00	3.00	08-Nov-04
04_10_B2XX	USD	20,000,000.00	20,000,000.00	1.00	13-Oct-04
04_18_B1XX	USD	20,000,000.00	20,000,000.00	1.00	18-Nov-04
	Total for Currency USD	151,396,844.00	151,396,844.00		
Total Matured Market Borrowings			**280,179,121.52**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestRate	SettleDate/ Maturity Date
Matured IBRD Borrowings					
002989_18X	CHF	12,013,164.00	9,943,849.02	5.87	01-Nov-04
	Total for Currency CHF	**12,013,164.00**	**9,943,849.02**		
003118_14X	EUR	175,756.58	222,947.22	8.83	01-Nov-04
003785_01X	EUR	1,060,300.29	1,344,990.92	8.08	01-Nov-04
	Total for Currency EUR	**1,236,056.87**	**1,567,938.14**		
003118_13X	JPY	31,250,000.00	293,055.75	6.93	01-Nov-04
	Total for Currency JPY	**31,250,000.00**	**293,055.75**		
003245_07X	USD	2,380,952.00	2,380,952.00	8.45	15-Dec-04
003638_04X	USD	5,000,000.00	5,000,000.00	5.37	15-Nov-04
003638_05X	USD	1,666,666.00	1,666,666.00	5.79	15-Nov-04
004210_05X	USD	357,140.00	357,140.00	5.56	15-Dec-04
004210_07X	USD	317,000.00	317,000.00	5.72	15-Dec-04
004210_10X	USD	100,009.00	100,009.00	5.68	15-Nov-04
	Total for Currency USD	**9,821,767.00**	**9,821,767.00**		
Total Matured IBRD Borrowings			**21,626,609.91**		

For the Quarter Ending 09/30/2004

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestRate	SettleDate/ Maturity Date
New Market Borrowings					
04_104XXXX	JPY	1,000,000,000.00	9,261,403.10	4.90	14-Jul-04
05_03XXXXX	JPY	1,000,000,000.00	9,261,403.10	4.00	14-Jul-04
05_04XXXXX	JPY	3,000,000,000.00	27,013,641.89	5.00	05-Aug-04
05_06XXXXX	JPY	2,000,000,000.00	18,239,022.39	2.30	09-Sep-04
05_08XXXXX	JPY	1,100,000,000.00	10,013,199.22	3.00	13-Sep-04
	Total for Currency JPY	**8,100,038,260.00**	**73,788,669.70**		
05_05XXXXX	USD	15,000,000.00	15,000,000.00	3.73	19-Aug-04
05_07XXXXX	USD	20,000,000.00	20,000,000.00	2.70	29-Sep-04
	Total for Currency USD	**35,000,000.00**	**35,000,000.00**		
Total New Market Borrowings			**108,788,669.70**		
Matured Market Borrowings					
95_01XXXXX	JPY	5,000,000,000.00	45,255,011.99	4.30	28-Sep-04
	Total for Currency JPY	**5,000,000,000.00**	**45,255,011.99**		
00_10XXXXX	SGD	100,000,000.00	59,154,096.42	4.28	23-Sep-04
	Total for Currency SGD	**100,000,000.00**	**59,154,096.42**		
00_03XXXXX	ZAR	100,000,000.00	16,824,254.00	13.75	22-Jul-04
00_08XXXXX	ZAR	150,000,000.00	25,236,381.00	13.75	22-Jul-04
	Total for Currency ZAR	**250,000,000.00**	**42,060,635.00**		
Total Matured Market Borrowings			**146,469,743.41**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestRate	SettleDate/ Maturity Date
Matured IBRD Borrowings					
003785_03X	USD	1,190,476.00	1,190,476.00	8.00	01-Sep-04
004210_02X	USD	335,000.00	335,000.00	6.12	15-Jul-04
004210_04X	USD	312,500.00	312,500.00	5.58	01-Jul-04
004210_06X	USD	222,000.00	222,000.00	5.58	15-Jul-04
	Total for Currency USD	2,059,976.00	2,059,976.00		
Total Matured IBRD Borrowings			2,059,976.00		